UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2009

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F       X            Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                      No      X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

Date : November 18, 2009	By	/s/ Fumikazu Tatsumi
Fumikazu Tatsumi
Chief Manager
Corporate Administration Division

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Redemption of “Non-dilutive” Preferred Securities Issued by Subsidiary

Tokyo, November 18, 2009—The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU; President: Katsunori Nagayasu) hereby announces that its Board of Directors today resolved to approve the redemption of preferred securities (“Non-dilutive Preferred Securities”) issued by an overseas special purpose company, which is subsidiary of BTMU, in full, as stated below.

1.	Summary of Non-dilutive Preferred Securities to be Redeemed

Issuer	UFJ Preferred Capital 1 Limited

Type of Security	Floating rate non-cumulative preferred securities

The Non-dilutive Preferred Securities rank, as to rights to a liquidation preference, effectively pari passu with the preferred shares issued by BTMU which rank most senior in priority of payment as to liquidation distribution.

Maturity	Perpetual Provided, however, that the issuer may, at its discretion, redeem all or part of the Non-dilutive Preferred Securities on a dividend payment date in January 2010 or thereafter.

Dividends	Floating rate non-cumulative

Issue Amount	JPY5,000,000,000

Issue Date	September 26, 2002

Redemption Amount	JPY5,000,000,000

Redemption Price	JPY10,000,000 per preferred security (equal to the issue price)

2.	Scheduled Redemption Date

January 25, 2010

*        *        *

This press release has been prepared for the purpose of publicly announcing the redemption of Non-dilutive Preferred Securities and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. The preferred securities have not been and will not be registered under the U.S. Securities Act of 1933 (the “1933 Act”). This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any offer or sale of the preferred securities in the United States absent registration or an applicable exemption from the registration requirements under the 1933 Act.